# SEC Schedule 13D (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RedHill Biopharma Ltd., CIK 0001553846
CUSIP: 757468202
Title of class of securities: Ordinary Shares, par value 0.001 NIS per share
Address of issuer's principal executive offices: 21 HA'ARBA'A STREET, TEL AVIV, Israel (L3), 64739
Date of event which requires filing of this statement: 03/22/2024
Filed by CIK 0002032492
Persons authorized to receive notices and communications: Anthony Varbero, 233 Broadway, Suite 2120, New York, New York (NY), 10279, 2122264026

## Reporting persons
- Quintairos, Prieto, Wood & Boyer P.A. (CIK 0002032492): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Quintairos, Prieto, Wood & Boyer P.A. submitting 13D on behalf of Avi Polischuk, Regina Polischuk, and R&S United Services

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value 0.001 NIS per share
Name of issuer: RedHill Biopharma Ltd.
Address of issuer's principal executive offices: 21 HA'ARBA'A STREET, TEL AVIV, Israel (L3), 64739

## Item 2. Identity and Background
Name of person filing: Avi Polischu, Regina Polischuk, and R&S United Services
Residence or business address: 15 Ranick Drive West Amityville Ny 11701
Present principal occupation or employment: Avi Polischuk- President
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: IN

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 15.12%
Number of shares as to which each person has sole or shared power to vote or dispose:
Avi Polischuk- 1,325,000
Regina Polischuk- 160,000
R&S United Services- 1,875,590
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds:
Avi Polischuk- 1,325,000
Regina Polischuk- 160,000
R&S United Services- 1,875,590
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 22nd, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Quintairos, Prieto, Wood & Boyer P.A.: Anthony Varbero, Anthony Varbero (08/07/2024)
Comment: Anthony Varbero on behalf of Avi Polischuk